The Lubrizol Corporation
29400 Lakeland Boulevard, Wickliffe, Ohio 44092-2298
February 22, 2008
Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	The Lubrizol Corporation
Form 10-K for fiscal year ended December 31, 2006
Form 10-K/A for fiscal year ended December 31, 2006
Forms 10-Q for the fiscal quarters ended March 31, 2007,
June 30, 2007 and September 30, 2007
File No. 1-5263
Dear Mr. Hartz,
This letter sets forth the response of The Lubrizol Corporation (“we”, “us” or “our”) to the Staff’s comments to the above-referenced filings. These comments were transmitted to us by letter dated January 7, 2008. The responses are set forth below and are numbered to correspond to the numbering in the Staff’s comment letter. In addition, for ease of reference, we have repeated the Staff’s comment, as highlighted in bold text.
As indicated in previous disclosures, in the third quarter of 2005, we voluntarily notified (our “Voluntary Notification”) the U.S. Departments of Treasury and Commerce that an internal review of certain export transactions within the personal care and pharmaceuticals business of our Lubrizol Advanced Materials segment indicated that some exports were made that were not in compliance with current U.S. trade and economic sanctions and export control laws. We voluntarily completed a thorough review of all possibly non-complying transactions and detailed our findings in a subsequent report that was made to these government agencies in the third quarter of 2005. While the sales involved were not substantial in relation to Lubrizol on a consolidated basis or to the Lubrizol Advanced Materials segment, we consider legal compliance to be very important. In 2006, the U.S. Department of Treasury, Office of Foreign Assets Control, alleged that we violated the Iran Trading Regulations applicable to U.S. companies and persons and levied a fine of $5,500, which we paid. Separately, the U.S. Department of Commerce investigated us and issued a finding that, while the acts committed and disclosed could have been referred to the U.S. Department of Justice for criminal prosecution and/or been the basis of a monetary penalty against us, it had closed the matter with a written warning and an order to cease and prevent offending acts in the future. We believe our self-reporting and corrective measures, including disciplinary actions taken, mitigated the penalties assessed against us.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006
Comment:
Item 3. Legal Proceedings, page 22
1.	We note the disclosure on page 22 of your Form 10-K regarding your notification to the Treasury Department’s Office of Foreign Assets Control and the Department of Commerce’s Bureau of Industry and Security regarding the results of your internal review of certain export transactions, and the resulting actions by those regulatory offices. Please describe to us the export transactions that were the subject of your notification to those offices. Your response should include a description of the timing and nature of the violations alleged to have occurred. Describe in plain language the products, technologies, and services that you and/or the Lubrizol Advanced Materials segment sold or attempted to sell in Iran, a country identified as a state sponsor of terrorism by the State Department and subject to U.S. economic sanctions and export controls. Tell us whether the Iranian purchasers were private parties or entities affiliated with the Iranian government.
Response:
All of the transactions that were the subject of our Voluntary Notification (the “Transactions”) arose out of business activities of our then recently acquired subsidiary, Noveon, Inc. (“Noveon”, now known as Lubrizol Advanced Materials, Inc. and comprising the majority of our Lubrizol Advanced Materials segment). The possibility of inappropriate transactions was raised during an employee training session that was part of our roll-out of our Ethical and Legal Conduct Guidelines to the Lubrizol Advanced Materials segment in June 2005. We discovered and verified the Transactions during July and August 2005. We were not aware of the Transactions at the time we acquired Noveon, which closed on June 3, 2004.
The Transactions occurred between 2000 and 2005 and involved alleged violations of trade sanctions against Syria, Cuba and Iran. The Transactions mainly involved sales from Noveon Europe BVBA, a Noveon subsidiary based in Belgium, to distributors or freight forwarders based outside of Iran for which, after investigation, the final destination was believed to have been Iran. Also, we discovered a few transactions involving sales to a distributor for which we believe the final destination was Cuba. It is our understanding that the Transactions were with private parties and did not involve contacts with the Iranian government or entities affiliated with the Iranian government.
Most Transactions involved ingredients for personal care and pharmaceutical products and the majority of these were sales or samples of Carbopol® polymers, a thickening additive used principally in soaps, shampoos and hair gels. The remaining Transactions involved polymer additives commonly used in adhesives and used to make epoxy finishes and rubber moldings more flexible.
Comment:
2.	Please describe for us the nature and extent of any other contacts you and/or Lubrizol Advanced Materials segment have had, have or anticipate having with Iran, whether through direct or indirect arrangements. Your response should include reasonably detailed information regarding the products, technologies, and services involved, and the extent to which the contacts, including any agreements and commercial arrangements, have been with the Iranian government or entities affiliated with that government.
Response:
To the best of our knowledge, none.
Comment:
3.	Please discuss the materiality of any contacts described in response to the foregoing comments, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, the approximate dollar amounts of any revenues, assets, and liabilities associated with Iran for the last three years. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.
We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.
Your qualitative materiality analysis also should address whether, and the extent to which, the government of Iran, or persons or entities controlled by that government, have received cash or act as intermediaries in connection with your contacts.
Response:
We believe that our contacts described in response 1 were not material in a financial reporting sense and that they did not and do not constitute a material investment risk. The total revenues generated from the Transactions with Iran in 2004, 2005 and 2006 were approximately $620,000, $230,000 and $0, respectively, which represented 0.02%, 0.006% and 0% of consolidated revenues, respectively, for the subject years.
We believe the company’s prompt, honest, and serious response (including our voluntary disclosure to federal authorities) demonstrated our sincere commitment to law abidance and ethical behavior. We therefore believe our actions should be viewed as reassuring, and not problematic, to a reasonable investor when making an investment decision.
Comment:
4.	Please address the applicability to your Iran-related activities of Section 5(b) of the Iran Sanctions Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006. Address whether any of the products, technologies, or services you have directly or indirectly provided into Iran have military uses or implications. If so, identify and describe for us the products, technologies, and services involved, and explain their military uses and implications.
Response:
To the best of our knowledge, we are in compliance with Section 5(b) of the Iran Sanctions Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006 (“Section 5(b)”). Section 5(b) provides that “...the President shall impose...sanctions...if...a person has...exported, transferred, or otherwise provided to Iran any goods, services, technology, or other items knowing that the provision of such...items would contribute materially to the ability of Iran to (1) acquire or develop chemical, biological, or nuclear weapons or related technologies; or (2) acquire or develop destabilizing numbers and types of advanced conventional weapons.”
The products that were sold in the Transactions are described in response 1, above. None of the products involved in the Transactions are believed by us to be in the ordinary course suitable for, or obtained for, an illicit purpose or use, such as atomic, missile, or biological or chemical weapons use, the making of weapons or explosives, or any other military use or consumption.
Comment:
5.	We note the disclosure on page 3 that you derive approximately 20% of your consolidated total revenues from the Asia/Pacific and the Middle East regions. In addition, it appears from the pull-down menu of countries on the vendor application form on your website that vendors from Cuba, North Korea, Sudan, and Syria can transact business with your company. Please advise us whether you do business in or with those countries. Describe to us any direct or indirect contacts you have had, have, or anticipate having with any of those countries, all of which are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Provide the same type of description and materiality analysis regarding such contacts as we have requested in the prior comments regarding your contacts with Iran.
Response:
We do not knowingly transact business in or with Cuba, North Korea, and Sudan. To our knowledge, entities from those countries are not vendors to Lubrizol, nor are they customers. The vendor application on our website is intended to identify potential suppliers, not customers, by national origin. It is not intended as an invitation or agreement to transact business. As to Syria, we are aware of limited contacts with Syria by foreign subsidiaries (and not by United States persons) which are in compliance with U.S. law. New customers desiring to place orders are evaluated as to how and where they will use our product and whether sales can be made to them at all. Potential orders from countries that are subject to U.S. embargoes are declined. To the best of our knowledge we (1) have not had any contact with North Korea or Sudan and do not anticipate any; (2) have not had any further contacts with Cuba; (3) have had no contacts with Syria, except as described in our Voluntary Notification or by foreign subsidiaries, and only in compliance with U.S. law.
We believe that the contacts described above are not material in the financial reporting sense and that they did not and do not constitute a material investment risk. The Transactions related to Cuba and Syria in 2004, 2005 and 2006 produced aggregate revenues of $5,000, $8,000 and $0, respectively, which represented 0.0002%, 0.0002% and 0% of consolidated revenues, respectively, for the subject years.
Comment:
6.	Please describe for us the “corrective measures, including disciplinary actions” to which you refer on page 22 of the 10-K, and any compliance programs you have in place relating to contacts with countries designated as state sponsors of terrorism.
Response:
Corrective measures include global implementation, including at our Lubrizol Advanced Materials segment, of our legal directives concerning sales to embargoed or sanctioned destinations; ongoing training under our Ethical and Legal Conduct Guidelines; full implementation of our Global Export Regulatory Screening Program; and our corporate-wide program to review agents and distributors, which includes background searches, legal review and approval of each agent or distributor by the company’s independent ethics officer. Disciplinary actions that we took soon after learning of the Transactions included terminating the employment of those individuals who were involved.
Please contact me at (440) 347-5668 or Greg Lewis, Deputy General Counsel, at (440) 347-5810 if you have any further questions or comments regarding this matter.

/s/ Joseph W. Bauer

Joseph W. Bauer
Vice President and General Counsel and Duly
Authorized Signatory of The Lubrizol Corporation